Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2025

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2025

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	March 31,
	2024	2025
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	10,436	9,036
Short-term bank deposits	9,126	17,333
Trade receivables	2,476	1,469
Prepaid expenses	443	312
Other receivables	1,478	452
Inventory	3,145	3,315
Total current assets	27,104	31,917

NON-CURRENT ASSETS
Property and equipment, net	386	299
Right-of-use assets, net	967	863
Intangible assets, net	10,449	10,431
Total non-current assets	11,802	11,593
Total assets	38,906	43,510

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	4,479	4,684
Accounts payable and accruals:
Trade	5,583	4,693
Other	3,131	1,751
Current maturities of lease liabilities	522	440
Warrants	1,691	2,462
Total current liabilities	15,406	14,030

NON-CURRENT LIABILITIES
Long-term loan, net of current maturities	8,958	7,633
Lease liabilities	1,081	985
Total non-current liabilities	10,039	8,618
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	25,445	22,648

EQUITY
Ordinary shares	38,097	62,570
Share premium	353,693	333,627
Warrants	5,367	3,686
Capital reserve	17,547	17,095
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(399,827)	(394,700)
Total equity	13,461	20,862
Total liabilities and equity	38,906	43,510

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

	Three months ended March 31,
	2024	2025
	in USD thousands
REVENUES:
License revenues	5,931	255
Product sales, net	924	-
Total revenues	6,855	255
COST OF REVENUES	(1,455)	(34)
GROSS PROFIT	5,400	221
RESEARCH AND DEVELOPMENT EXPENSES	(2,494)	(1,623)
SALES AND MARKETING EXPENSES	(6,342)	-
GENERAL AND ADMINISTRATIVE EXPENSES	(1,386)	(989)
OPERATING LOSS	(4,822)	(2,391)
NON-OPERATING INCOME (EXPENSES), NET	4,490	7,644
FINANCIAL INCOME	565	294
FINANCIAL EXPENSES	(929)	(420)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	(696)	5,127

	in USD
EARNINGS (LOSS) PER ORDINARY SHARE - BASIC AND DILUTED	(0.00)	0.00

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF EARNINGS (LOSS) PER ORDINARY SHARE	1,086,589,165	2,217,728,234

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary shares	Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2024	31,355	355,482	1,408	17,000	(1,416)	(390,606)	13,223
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2024:
Share-based compensation	-	-	-	533	-	-	533
Comprehensive loss for the period	-	-	-	-	-	(696)	(696)
BALANCE AT MARCH 31, 2024	31,355	355,482	1,408	17,533	(1,416)	(391,302)	13,060

	Ordinary shares	Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2025	38,097	353,693	5,367	17,547	(1,416)	(399,827)	13,461
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2025:
Issuance of share capital, pre-funded warrants and warrants, net	16,415	(14,836)	501	-	-	-	2,080
Pre-funded warrants exercised	8,058	(5,876)	(2,182)	-	-	-	-
Employee stock options expired	-	646	-	(646)	-	-	-
Share-based compensation	-	-	-	194	-	-	194
Comprehensive income for the period	-	-	-	-	-	5,127	5,127
BALANCE AT MARCH 31, 2025	62,570	333,627	3,686	17,095	(1,416)	(394,700)	20,862

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2024	2025
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive income (loss) for the period	(696)	5,127
Adjustments required to reflect net cash used in operating activities (see appendix below)	(13,413)	(7,718)
Net cash used in operating activities	(14,109)	(2,591)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	-	(12,307)
Maturities of short-term deposits	16,719	4,130
Purchase of property and equipment	(32)	-
Net cash provided by (used in) investing activities	16,687	(8,177)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital, pre-funded warrants and warrants, net of issuance costs	-	10,697
Repayments of loan	(765)	(1,120)
Repayments of lease liabilities	(129)	(127)
Net cash provided by (used in) financing activities	(894)	9,450

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,684	(1,318)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	4,255	10,436
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	51	(82)
CASH AND CASH EQUIVALENTS - END OF PERIOD	5,990	9,036

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2024	2025
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	897	165
Exchange differences on cash and cash equivalents	(51)	82
Fair value adjustments of warrants	(4,444)	(8,311)
Warrant issuance costs	-	702
Share-based compensation	533	194
Interest on short-term deposits	(163)	(30)
Interest on loan	610	-
Exchange differences on lease liabilities	(25)	(7)
	(2,643)	(7,205)

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(2,474)	1,007
Increase in inventory	(936)	(170)
Decrease in prepaid expenses and other receivables	81	1,157
Decrease in accounts payable and accruals	(3,511)	(2,507)
Decrease in contract liabilities	(3,930)	-
	(10,770)	(513)
	(13,413)	(7,718)

Supplemental information on interest received in cash	357	236

Supplemental information on interest paid in cash	255	361

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	32	44
Warrant issuance costs	-	237

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development (primarily in clinical stages) and commercialization of therapeutics, with a focus on the fields of oncology and hematology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange. Each ADS represents 600 ordinary shares.

The Company has two substantially wholly owned subsidiaries: (i) BioLineRx USA, Inc., incorporated in the U.S., and engaged in commercialization activities associated with the launch of motixafortide for stem-cell mobilization in the U.S.; and (ii) Agalimmune Ltd., incorporated in the United Kingdom, and engaged in clinical development activities with a focus on the field of immuno-oncology. In December 2023, the Company notified the former shareholders of Agalimmune Ltd. of its decision to terminate the development of AGI-134, the principal asset of Agalimmune Ltd., with an effective termination date of March 15, 2024, and, accordingly, substantially all amounts related to Agalimmune Ltd. in the consolidated financial statements were written-off in 2023. It is the intention of BioLineRx to either transfer ownership of Agalimmune Ltd. to a third party, or to liquidate it, during 2025.

In September 2023, the U.S. Food and Drug Administration (“FDA”) approved motixafortide in stem cell mobilization for autologous transplantation for multiple myeloma patients, and the Company began to independently commercialize motixafortide in the U.S.

In October 2023, the Company out-licensed the rights to motixafortide for all indications in substantially all of Asia, and in November 2024, the Company out-licensed the global rights (other than in Asia) to motixafortide for all indications, other than solid tumors, and closed on an equity investment. In connection with the November 2024 transactions, the Company shut down its independent commercialization activities in the U.S., and entered into an agreement to repay a substantial portion of its outstanding debt, as well as restructure the remaining debt balance. Following these actions, the Company has refocused its operations on development activities in Israel in the fields of oncology (including solid tumors) and rare diseases, at a significantly reduced annual cash burn rate.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION (cont.)

b.	War in Israel

On October 7, 2023, an unprecedented invasion was launched against Israel from the Gaza Strip by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border and other areas within the country, attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli civilian population. These attacks resulted in extensive deaths, injuries and the kidnapping of civilians and soldiers. In response, the Security Cabinet of the State of Israel declared war against Hamas, with commencement of a military campaign against the terrorist organization, in parallel to its continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization), which have escalated into a military campaign against Hezbollah, and maritime and air attacks from the Houthi movement in Yemen. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries will join the hostilities. In addition, Iran launched two direct attacks on Israel in April and October 2024, involving hundreds of drones and ballistic missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. To date, the State of Israel continues to be at war with Hamas, and has reached a ceasefire agreement with Lebanon.

The Company’s headquarters and principal development operations are located in the State of Israel. In addition, most of its key employees, officers and directors are residents of Israel. The ongoing war in Israel has not, to date, materially impacted the Company’s business or operations. Nevertheless, since this is an event beyond the Company’s control, its continuation or cessation may affect the Company’s operations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION (cont.)

c.	Going concern

The Company has incurred accumulated losses in the amount of $395 million through March 31, 2025, and it expects to continue incurring losses and negative cash flows from operations until the cash flows from its strategic partnerships reach a level to offset its ongoing development costs. In this regard, Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and seeks to maintain liquidity balances at levels that are sufficient to meet its needs. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements through the second half of 2026.

The Company’s cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risks inherent in the Company’s operations indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the realization of capital inflows from its strategic partnerships and, if and when required, raising capital through the issuance of debt or equity securities. There are no assurances, however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in realizing the potential cash flows from its strategic partnerships and/or in raising capital, it may need to reduce activities, or curtail or cease operations.

d.	Approval of financial statements

The unaudited condensed consolidated interim financial statements of the Company as of March 31, 2025, and for the three months then ended, were approved by the Board of Directors on May 21, 2025, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2025 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2024 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS Accounting Standards. The results of operations for the three months ended March 31, 2025 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of pandemics and wars across the globe (including the Israel-Hamas war) on the Company’s activities, and the resulting effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets, license revenue recognition and fair value of warrants. In this regard, U.S. and global markets are currently experiencing volatility and disruption following the escalation of geopolitical tensions. As of the date of release of these financial statements, the Company estimates there are no material effects of those geopolitical tensions on its financial position and results of operations.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

a.	General

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2024 and for the year then ended.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

b.	New international financial reporting standards, amendments to standards and new interpretations

IFRS 18, Presentation and Disclosure in the Financial Statements

This standard replaces the international accounting standard IAS 1, “Presentation of Financial Statements.” As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statements of income, as follows: (1) operating profit and (2) profit before financing and tax. In addition, income statement items will be classified into three defined categories: operating, investing and financing. The standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (“non-GAAP measures”), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes to the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statement disclosures.

NOTE 4 – AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH HCW

The Company maintains an ATM facility with H.C. Wainwright & Co., LLC (“HCW”) pursuant to an ATM sales agreement entered into in September 2021. In accordance with the agreement, the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as a sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company has agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. During the three months ended March 31, 2025, 141,910 ADSs were issued for total net proceeds of $1.6 million. From the effective date of the agreement through the issuance date of this report, 194,656 ADSs have been sold under the program for total net proceeds of $5.8 million.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – CONTINGENT LIABILITIES

In June 2024, Biokine Therapeutics Ltd. (“Biokine”), filed a complaint with the District Court of Jerusalem against the Company. The complaint alleged breach of contract and a purported failure to make certain payments to Biokine under the Company’s in-licensing agreement with Biokine for motixafortide. The lawsuit sought compensatory damages in the amount of approximately $6.5 million and a declaratory judgment in favor of Biokine. The Company filed a statement of defense in November 2024. Subsequent to this filing, in November 2024, the Company and Biokine entered into an agreement to refer the dispute to arbitration, and the claim was withdrawn. During the first quarter of 2025, Biokine filed an updated complaint under the arbitration, increasing the damages to the amount of approximately $7.2 million. The outcome of the arbitration is uncertain at this point. Nevertheless, management of the Company believes the claims in the arbitration are without merit and intends to vigorously defend itself against such action.

NOTE 6 – FINANCINGS

a.	Securities purchase agreement – Highbridge

In November 2024, the Company completed a registered direct offering to certain funds associated with Highbridge Capital Management LLC (“Highbridge”) of 103,037 ADSs and 308,749 pre-funded warrants to purchase ADSs. Each ADS and pre-funded warrant was sold at a purchase price of $21.86 and $21.85, respectively. The Company also issued to the investors unregistered ordinary warrants to purchase an aggregate of 205,893 ADSs. Gross proceeds from the offering totaled $9.0 million, with net proceeds of $8.9 million, after deducting fees and expenses.

The pre-funded warrants are exercisable immediately, do not expire until exercised in full, and have an exercise price of $0.004 per ADS. The ordinary warrants are exercisable immediately, expire four years from the date of issuance, and have an exercise price of $23.60 per ADS.

A holder of the pre-funded or ordinary warrants cannot exercise such warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the outstanding share capital of the Company immediately after giving effect to such exercise.

The ordinary warrants have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The pre-funded warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the ordinary warrants.

The fair value of the ordinary warrants is computed using the Black-Scholes option pricing model. The fair value of the ordinary warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 4.19%, and an average standard deviation of 84.5%. The gross consideration initially allocated to ordinary warrants amounted to $2,721,000, with total issuance costs initially allocated to the ordinary warrants amounting to $27,000.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – FINANCINGS (cont.)

a.	Securities purchase agreement – Highbridge (cont.)

The fair value of the ordinary warrants amounted to $139,000 as of March 31, 2025, and was based on the then current price of an ADS, a risk-free interest rate of 3.9%, an average standard deviation of 90.0%, and on the remaining contractual life of the ordinary warrants.

The changes in fair value for the three months ended March 31, 2025 of $606,000, have been recorded as non-operating income in the statement of comprehensive loss.

During the three months ended March 31, 2025, 101,357 of the pre-funded warrants were exercised, and none of the ordinary warrants were exercised.

b.	January 2025 offering

In January 2025, the Company completed a registered direct offering to certain institutional investors of 858,303 ADSs and 391,697 pre-funded warrants to purchase ADSs. Each ADS and pre-funded warrant was sold at a purchase price of $8.00 and $7.996, respectively. The Company also issued to investors in the offering unregistered ordinary warrants to purchase an aggregate of 1,250,000 ADSs. The pre-funded warrants are exercisable immediately, do not expire until exercised in full, and have an exercise price of $0.004 per ADS. The ordinary warrants are exercisable immediately, expire five years from the date of issuance, and have an exercise price of $8.00 per ADS. A holder of the pre-funded or ordinary warrants cannot exercise such warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% at the election of the holder) of the outstanding share capital of the Company immediately after giving effect to such exercise.

In addition, the Company granted to the placement agent in the offering, as part of the placement fee, warrants to purchase 62,500 ADSs. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $10.00 per ADS. The offering consideration allocated to the placement agent warrants amounted to $0.5 million.

Gross proceeds from the offering totaled $10.0 million, with net proceeds of $8.9 million, after deducting fees and expenses.

The investors’ ordinary warrants have been classified as a financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – FINANCINGS (cont.)

b.	January 2025 offering (cont.)

The pre-funded warrants have been classified in shareholders’ equity. The fair value of the ordinary warrants is computed using the Black-Scholes option pricing model and is determined by using a level 3 valuation technique. The fair value of the ordinary warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 4.41%, and an average standard deviation of 90.2%. The fair value initially allocated to the investor ordinary warrants amounted to $10.4 million, with total issuance costs initially allocated to the ordinary warrants amounting to $0.7 million.

Due to a difference between the fair value at initial recognition and the transaction price (“day 1 loss”), upon initial recognition, the fair value of the ordinary warrants was adjusted by the amount of $1.4 million, to reflect the unrecognized day 1 loss. Following initial recognition, the unrecognized day 1 loss of the warrants is being amortized over its contractual life.

The fair value of the ordinary warrants amounted to $2.0 million as of March 31, 2025, and was based on the then current price of an ADS, a risk-free interest rate of 3.96%, an average standard deviation of 91.6%, and on the remaining contractual life of the warrants. The changes in fair value for the period ended March 31, 2025, amounting to $7.1 million, have been recorded as a non-operating income in the statement of comprehensive loss.

As of March 31, 2025, all of the pre-funded warrants had been exercised, and none of the ordinary warrants had been exercised.

The placement agent warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the investor warrants.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 – FAIR VALUE MEASUREMENT OF WARRANTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)

Warrants
in USD thousands
Balance as of December 31, 2024	1,691
Changes during 2025:
Issuances	10,465
Day one loss	(1,383)
Changes in fair value through profit and loss	(8,311)
Balance as of March 31, 2025	2,462

NOTE 8 – SHAREHOLDERS’ EQUITY

As of December 31, 2024 and March 31, 2025, the Company’s share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	March 31,
	2024	2025

Authorized share capital	5,000,000,000	5,000,000,000

Issued and paid-up share capital	1,336,670,575	2,232,601,990

	In USD and NIS
	December 31,	March 31,
	2024	2025

Authorized share capital (in NIS)	500,000,000	500,000,000

Issued and paid-up share capital (in NIS)	133,667,057	223,260,199
Issued and paid-up share capital (in USD)	38,096,940	62,569,738

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 9 – REVENUES AND COST OF REVENUES

a.	Revenues

	Three months ended March 31,
	2024	2025
	in USD thousands

License revenues	5,931	255
Product sales, net	924	-
	6,855	255

b.	Cost of revenues

	Three months ended March 31,
	2024	2025
	in USD thousands

Cost related to license revenues	741	34
Amortization of intangible asset in respect of license revenues	646	-
Cost of product sales	68	-
	1,455	34